1801 Elmwood Avenue, Buffalo, NY 14207-2496
Phone 716.873.0640 · Fax 716.447.9201

June 25, 2009

Mr. John Reynolds
Division of Corporate Finance Office of Beverages, Apparel and Health Care Services
United States Securities and Exchange Commission
100 F. Street North East
Washington, D.C., 20549

RE:	Mod-Pac Corp Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 5, 2009 Form 10-Q for the Quarterly Period Ended April 4, 2009 Filed May 6, 2009 File No. 0-50063

Dear Mr. Reynolds:

We received a letter from the Securities and Exchange Commission (SEC) dated May 6, 2009 regarding your review of MOD-PAC CORP.’s (“Mod-Pac”) above referenced filings. Included in the letter were ten comments related to Mod-Pac’s compliance with applicable disclosure requirements. On May 20, 2009 we responded to your comments. On June 4, 2009 we received a letter from the SEC requesting additional information within 10 business days to better understand our disclosures. On June 18th, we requested an additional 5 business days to respond to your letter. As we requested in our telephone conversation on June 24, 2009, we would like to request an additional 5 business days, until July 2, to respond to your letter. This extension is needed so that we can finalize the review of our responses with our Independent Auditors and legal advisors.

Thank you very much for your cooperation and consideration. If you have any questions, please feel free to contact me at (716) 898-8435, or John Saccomanno, Manager of Financial Reporting, at (716) 873-0640.

Sincerely,

/s/ Daniel Geary
Daniel Geary
MOD-PAC CORP.
Vice President of Finance

1